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Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333-100707

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 27, 2003)

3,930,800 Shares

SUPERGEN, INC.

COMMON STOCK

        This prospectus supplement dated as of March 21, 2003 supplements and amends the prospectus dated January 27, 2003 as described below, and you should read this prospectus supplement together with the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

  See "Risk Factors" beginning on page 5 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

SELLING SECURITY HOLDERS

        On January 24, 2003, Paul Revere LLC transferred its warrant to purchase 118,000 shares of common stock to Smithfield Fiduciary LLC. Paul Revere LLC is an affiliate of Rodman & Renshaw, Inc., the private placement agent in the September 2002 private securities transaction of the Company. The warrant has a term of four years and an exercise price of $3.00 per share, which is not subject to anti-dilution adjustment.

        On February 12, 2003, Mainfield Enterprises Inc. transferred to Ram Capital Resources, LLC. a warrant for the purchase of 6,667 shares of our common stock at an exercise price of $4.00 per share, and a warrant for the purchase of 3,333 shares of our common stock at an exercise price of $5.00 per share.

        In addition, in February 2003, we amended the warrant for the purchase of up to 200,000 shares of our common stock that was issued to The Kriegsman Group on March 22, 2001. The amendment extended the expiration date of the warrant from March 21, 2004 to March 21, 2006.

        Below is an updated table that sets forth the updated information with respect to the number of shares of common stock beneficially owned by the selling security holders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus supplement. The selling security holders may from time to time offer and sell pursuant to the prospectus supplement and the accompanying prospectus any or all of the common stock registered.

        The percentage of shares beneficially owned is based on 32,892,674 shares outstanding at December 31, 2002 determined in accordance with rule promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. To prevent dilution to the selling security holders, the following numbers may change because of adjustments to reflect stock splits, stock dividends or similar events involving our common stock. In addition, on February 26, 2003, we privately placed certain Senior Exchangeable Convertible Notes in the principal amount of $21.25 million and related warrants with some of the selling securities holders listed below, which notes are, among other things, convertible into shares of our common stock at the option of the holders at a fixed price of $4.25. The table below does not reflect any shares issuable to any of the selling securities holders upon conversion of the notes or exercise of the warrants issued in the February 2003 transaction.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering**
			Number of Shares Being Offered
	Number	Percent		Number	Percent
The Kriegsman Group (1)	200,000	*	200,000	—	—
Smithfield Fiduciary LLC (2)	2,118,000	6.4%	2,118,000	—	—
Cranshire Capital, L.P. (3)	400,000	1.2%	400,000	—	—
AIG DKR Soundshore Private Investors Holding Fund Ltd. (4)	332,800	*	332,800	—	—
Omicron Master Trust (5)	480,000	1.4%	480,000	—	—
OTATO L.P. (6)	200,000	*	200,000	—	—
Mainfield Enterprises Inc. (7)	190,000	*	190,000	—	—
RAM Capital Resources, LLC. (8)	10,000	*	10,000	—	—

*
Represents beneficial ownership of less than 1% of common stock.

**
The table assumes that the selling security holders sell all of their shares being offered pursuant to this prospectus supplement and the accompanying prospectus. We are unable to determine the exact number of shares that will actually be sold.

(1)
Consists of shares issuable upon exercise of a warrant for the purchase of common stock at an exercise price of $10.47 per share, issued to The Kriegsman Group as partial compensation for consulting and other related services.

(2)
Includes 1,000,000 shares of common stock held by Smithfield Fiduciary LLC, all of which are registered for sale under this prospectus supplement and the accompanying prospectus, and 1,118,000 shares that Smithfield Fiduciary LLC has the right to acquire upon exercise of outstanding warrants. 118,000 shares subject to the warrants have an exercise price of $3.00 per share, 666,667 shares subject to the warrants have an exercise price of $4.00 per share and 333,333 shares subject to the warrants have an exercise price of $5.00 per share. Under the terms of the warrants for the purchase of 666,667 and 333,333 shares, Smithfield Fiduciary LLC may not exercise the warrants, to the extent such exercise would cause it to have acquired a number of shares of common stock which would equal or exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares and percentages set forth in the table does not reflect this limitation. Highbridge Capital Management, LLC ("Highbridge") is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(3)
Includes 200,000 shares of common stock held by Cranshire Capital, L.P., all of which are registered for sale under this prospectus supplement and the accompanying prospectus, and 200,000 shares that Cranshire Capital, L.P. has the right to acquire upon exercise of outstanding warrants. 133,334 shares subject to the warrants have an exercise price of $4.00 per share and 66,666 shares subject to the warrants have an exercise price of $5.00 per share.

(4)
Includes 166,400 shares of common stock held by AIG DKR Soundshore Private Investors Holding Fund Ltd., all of which are registered for sale under this prospectus supplement and the accompanying prospectus, and 166,400 shares that AIG DKR Soundshore Private Investors Holding Fund Ltd. has the right to acquire upon exercise of outstanding warrants. 110,934 shares subject to the warrants have an exercise price of $4.00 per share and 55,466 shares subject to the warrants have an exercise price of $5.00 per share.

(5)
Includes 240,000 shares of common stock held by Omicron Master Trust, all of which are registered for sale under this prospectus supplement and the accompanying prospectus, and 240,000 shares that Omicron Master Trust has the right to acquire upon exercise of outstanding warrants. 160,000 shares subject to the warrants have an exercise price of $4.00 per share and 80,000 shares subject to the warrants have an exercise price of $5.00 per share.

(6)
Includes 100,000 shares of common stock held by OTATO L.P., all of which are registered for sale under this prospectus supplement and the accompanying prospectus, and 100,000 shares that OTATO L.P. has the right to acquire upon exercise of outstanding warrants. 66,667 shares subject to the warrants have an exercise price of $4.00 per share and 33,333 shares subject to the warrants have an exercise price of $5.00 per share.

(7)
Includes 100,000 shares of common stock held by Mainfield Enterprises Inc., all of which are registered for sale under this prospectus supplement and the accompanying prospectus, and 90,000 shares that Mainfield Enterprises Inc. has the right to acquire upon exercise of outstanding warrants. 60,000 shares subject to the warrants have an exercise price of $4.00 per share and 3,000 shares subject to the warrants have an exercise price of $5.00 per share.

(8)
Includes 10,000 shares of common stock that RAM Capital Resources, LLC has the right to acquire upon exercise of outstanding warrants. 6,667 shares subject to the warrants have an exercise price of $4.00 per share and 3,333 shares subject to the warrants have an exercise price of $5.00 per share.

MARKET FOR OUR COMMON STOCK

        On March 19, 2003, the last reported sales price of our common shares on the Nasdaq National Market System was $2.94 per share. Our common stock is listed on the Nasdaq National Market under the symbol "SUPG." The common stock sold under the prospectus will be listed on the Nasdaq National Market after we notify Nasdaq that the shares have been issued.

        As of December 31, 2002 and before the issuance of shares pursuant to this prospectus supplement, we had 32,892,674 shares of common stock outstanding.

GENERAL

        You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 21, 2003.

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